April 24, 2024

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Washington DC 20549

Attn: Jeffrey Lewis, Isaac Esquivel, Benjamin Holt and David Link

Re: Ark7 Properties Plus LLC

Post Qualification Amendment No. 7

Offering Statement on Form 1-A

Filed April 3, 2024

File No. 024-11869

Ladies and Gentlemen:

Thank you for the opportunity to respond to your comments in the letter dated April 24, 2024 from the staff of the Division of Corporate Finance (the "Staff") the regarding the Post Qualification Amendment No. 7 on the Offering Statement on Form 1-A of Ark7 Properties Plus LLC (the "Company"), which we have set out below, together with our responses.

Post-Qualification Amendment No. 7 filed April 3, 2024

Unaudited Pro Forma Consolidated and Consolidating Financial Statements and Report, page F-1

  We note your revised pro forma financial statements in response to our prior comment. Please address the following:
    We continue to note that certain historical amounts presented in your pro forma financial statements do not agree to amounts as presented in your historical financial statements for the periods presented. As such, please revise your presentation accordingly; and
    Please explain to us why Cash and cash equivalents and Property, plant and equipment - Accumulated Depreciation include pro forma adjustments in the pro forma balance sheets as of December 31, 2023 for Series SOV9W, QGFX0, RPFUV, NHMOP, ORHOF and DIVTU.

The Company has revised its pro forma financials to address these items.

Independent Auditor's Report, page F-3

  We note that the audit opinion does not reference the balance sheet as of December 31, 2022 or the related financial statements for the period from March 17, 2022 (inception date) to December 31, 2022. Please include a revised audit report from your auditor that refers to all periods in the first and second paragraphs of the Opinion section, consistent with the periods presented in the financial statements.

The Company has included a revised audit opinion to correct this error.

Index to Exhibits

Exhibit 11.1 Accountants Consent, page III-1

  Please have your auditors revise their audit consent to reference the financial statement periods consistent with those in their audit reports.

The Company has provided a revised auditor consent consistent with the revised opinion.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Ark7 Properties Plus LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Yizhen Zhao

President of Ark7 Inc.

Ark7 Properties Plus LLC